

February 27, 2015

Michael J. Pung
Chief Financial Officer
Fair Isaac Corporation
181 Metro Drive, Suite 700
San Jose, California 95110-1346

      Re: **Fair Isaac Corporation**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed November 10, 2014
               Form 8-K Filed November 6, 2014
               File No. 1-11689

Dear Mr. Pung:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please tell us what consideration you gave to describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K.

Results of Operations

Revenues, page 28

2. Please discuss the extent to which increases in revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold. Please refer to Item 303(a)(3) of Regulation S-K.

Critical accounting Policies and Estimates, page 39

3. Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. In future filings please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960. In your response, please show us what your revised disclosures will look like.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income and Comprehensive Income, page 48

4. We note that you present your interest expense on a net basis. Please disclose the components on a gross basis or confirm that you will do so in future filings. Please refer to Rule 5-03(b)(7) of Regulation S-X.

Notes to Consolidated Financial Statements

17. Segment Information, page 71

5. Please clearly disclose what your operating segments are and whether you have aggregated operating segments for purposes of determining your reportable segments. Refer to ASC 280-10-50-21(a).

Michael J. Pung
Fair Isaac Corporation
February 27, 2015
Page 3

19. Contingencies, page 75

6. Please tell us how you have complied with the disclosure requirement in ASC 450-20-50-4 to either disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or provide a statement that such an estimate cannot be made.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 77

7. Please confirm to us that you applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Also, please represent to us that in future filings you will indicate which COSO framework you applied.

Form 8-K filed 11/6/2014

8. Reference is made to your disclosure of expected Non-GAAP Net Income and Non-GAAP Earnings per Share for fiscal 2015 in Exhibit 99.1. In future filings please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief